SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 10549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
           Information to be Included in Statements Filed Pursuant to
            Rule 13d-1(b), (c), and (d) and Amendments Thereto Filed
                            Pursuant to Rule 13d-2(b)


                               (Amendment No. __)1



                          O.A.K. Financial Corporation
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)


                                   67081P 10 5
                                 (CUSIP Number)


                                August 10, 2000*
              *Letter of Notification Requesting Electronic Filing
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  _______  Rule 13d-1(b)

                  ___X___  Rule 13d-1(c)

                  _______  Rule 13d-1(d)


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continues on the following page(s))

                                Page 1 of 5 Pages

CUSIP NO. 67081P 10 5                 13G                      Page 2 of 5 Pages


1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Willard J. and Jane E. Van Singel

2    Check the Appropriate Box if a Member of a Group              (a) [ ]
     (See Instructions)
                                                                   (b) [ ]


3    SEC Use Only


4    Citizenship or Place of Organization

     United States of America


Number of                                        Willard J. Van Singel - 120,629
                  5  Sole Voting Power              Jane E. Van Singel - 110,000
Shares
                                                 Willard J. Van Singel -  49,782
Beneficially      6  Shared Voting Power            Jane E. Van Singel -  55,540

Owned by                                         Willard J. Van Singel - 120,629
                  7  Sole Dispositive Power         Jane E. Van Singel - 110,000
Each Reporting
                                                 Willard J. Van Singel -  49,782
Person With       8  Shared Dispositive Power       Jane E. Van Singel -  55,540


9    Aggregate Amount Beneficially Owned by Each Reporting Person

     Willard J. Van Singel -  280,411
     Jane E. Van Singel    -  286,169

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


11   Percent of Class Represented by Amount in Row (9)

     Willard J. Van Singel -  13.73%
     Jane E. Van Singel    -  14.02%


12   Type of Reporting Person (See Instructions)

     00 - Husband and Wife

CUSIP NO. 67081P 10 5             13G                          Page 3 of 5 Pages


Item 1(a)      Name of Issuer:

               O.A.K. Financial Corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:

               2445 - 84th Street, S.W.
               Byron Center, MI  49315

Item 2(a)      Name of Person Filing:

               Willard J. and Jane E. Van Singel

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               8799 Lindsey, S.W.
               Byron Center, MI  49315

Item 2(c)      Citizenship:

               United States of America

Item 2(d)      Title of Class of Securities:

               Common Stock, no par value

Item 2(e)      CUSIP Number:

               67081P 10 5

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c) check whether the person filing is a:

         (a)   [ ]  Broker or dealer registered under Section 15 of the Act;

         (b)   [ ]  Bank as defined in Section 3(a)(6) of the Act;

         (c)   [ ]  Insurance company as defined in Section 3(a)(19) of the Act;

         (d)   [ ]  Investment  company  registered  under  Section  8  of   the
                    Investment Company Act;

         (e)   [ ]  An  investment   advisor   registered  in  accordance   with
                    Rule 13d-1(b)(1)(ii)(E);

         (f)   [ ]  An  employee  benefit  plan  or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)   [ ]  A  parent  holding  company or control person, in accordance with Rule 13d-1(b)(ii)(G);

         (h)   [ ]  A  savings  association  as  defined  in Section 3(b) of the
                    Federal Deposit Insurance Act.

         (i)   [ ]  A church  plan  that  is  excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)   [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

CUSIP NO. 67081P 10 5                   13G                    Page 4 of 5 Pages


Item 4    Ownership:

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
          Item 1.

    (a)   Amount beneficially owned:             Willard J. Van Singel - 120,629
                                                    Jane E. Van Singel - 110,000

    (b)   Percent of Class:                      Willard J. Van Singel -  13.73%
                                                     Jane E. Van Singel - 14.02%

    (c)   Number of shares as to which such persons have:

    (i)   Sole power to vote or to direct the vote:
                                                 Willard J. Van Singel - 120,629
                                                    Jane E. Van Singel - 110,000

    (ii)  Shared power to vote or to direct the vote:
                                                  Willard J. Van Singel - 49,782
                                                     Jane E. Van Singel - 55,540

    (iii) Sole power to dispose or to direct the disposition of:
                                                 Willard J. Van Singel - 120,629
                                                    Jane E. Van Singel - 110,000

    (iv)  Shared power to dispose or to direct the disposition of:
                                                  Willard J. Van Singel - 49,782
                                                     Jane E. Van Singel - 55,540

Item 5    Ownership of Five Percent or Less of a Class:

          Not applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by Parent Holding Company or Control
          Person:

          Not applicable

Item 8    Identification and Classification of Members of the Group:

          Not applicable

Item 9    Notice of Dissolution of Group:

          Not applicable

Item 10   Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 67081P 10 5                 13G                      Page 5 of 5 Pages



                                   SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       October 12, 2000
                                                            (Date)


                                                   /s/ Willard J. Van Singel
                                                          (Signature)

                                                     Willard J. Van Singel
                                                       (Name and Title)


                                                    /s/ Jane E. Van Singel
                                                          (Signature)

                                                      Jane E. Van Singel
                                                       (Name and Title)